Free Writing Prospectus

(To the Prospectus dated February 19, 2015)

Filed pursuant to Rule 433

Registration Statement No. 333-202168-02

NEWS RELEASE

CONTACTS:	Allergan:
Investors:
Daphne Karydas
(862) 261-8006

Media:
Mark Marmur
(862) 261-7558

Allergan Announces Proposed Public Offering of Senior Notes to

Refinance Existing Debt

DUBLIN, IRELAND — May 10, 2017 — Allergan plc (NYSE: AGN) (“Allergan” or the “Company”) today announced that, subject to market and other conditions, the Company expects to commence an offering of euro-denominated senior unsecured notes in multiple tranches in the coming weeks. The notes, which are expected to have maturities of up to 12 years, will be issued in a registered public offering by Allergan’s indirect subsidiary, Allergan Funding SCS (f.k.a. Actavis Funding SCS), and guaranteed by its indirect subsidiaries Warner Chilcott Limited, Allergan Capital S.à r.l. (f.k.a. Actavis Capital S.à r.l.) and Allergan Finance, LLC (f.k.a. Actavis, Inc.) (the “Notes”).

Allergan intends to use the net proceeds from the offering of the Notes to fund the purchase of the existing USD notes validly tendered and accepted for purchase pursuant to the cash tender offer (the “Tender Offer”) commenced today by certain of its subsidiaries, including Allergan Funding SCS, as further described in the offer to purchase for the Tender Offer and, to the extent of any remaining proceeds, for general corporate purposes.

This will be Allergan’s debut bond issuance in the euro bond market and is intended to be an economic hedge of the Company’s increasing euro revenues. It is also an opportunity to diversify our bond investor base given the favorable euro debt market dynamics. Allergan expects that the Tender Offer combined with the Notes issuance will be largely leverage neutral and is not expected to impact current credit ratings.

Allergan has selected Barclays, BNP Paribas, HSBC, and Morgan Stanley (Sole Global Coordinator) to organize a series of European fixed income investor meetings, expected to commence on Tuesday, May 16th, 2017.

Additional Information for Prospective Shareholders:

Allergan and certain of its subsidiaries have filed a shelf registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for the potential offering notes which this communication describes. In connection with the commencement of any such offerings, Allergan or its subsidiaries offering securities will file prospectus supplements with the SEC. In the event the Company proceeds with an offering, before investing, potential investors should read the prospectus in the registration statement and any such prospectus supplements and other documents the issuer has filed with the SEC for more complete information about Allergan, its subsidiaries and these potential offerings.

In the event that the company proceeds with an offering, prospective shareholders may obtain a copy of the prospectus supplement and accompanying prospectus for the offering by visiting EDGAR on the SEC website at www.sec.gov, or from the company or the underwriters of that offering by contacting Barclays at 1-888-603-5847, BNP Paribas at 1-800-854-5674, HSBC at 1-866-811-8049, and Morgan Stanley at 1-866-718-1649.

This press release does not constitute an offer to sell or solicitation of an offer to purchase with respect to any existing debt of the Company or its subsidiaries, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or purchase would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Allergan plc

Allergan plc (NYSE: AGN), headquartered in Dublin, Ireland, is a bold, global pharmaceutical company and a leader in a new industry model – Growth Pharma. Allergan is focused on developing, manufacturing and commercializing branded pharmaceutical, device, biologic, surgical and regenerative medicine products for patients around the world.

Allergan markets a portfolio of leading brands and best-in-class products for the central nervous system, eye care, medical aesthetics and dermatology, gastroenterology, women’s health, urology and anti-infective therapeutic categories.

Allergan is an industry leader in Open Science, a model of research and development, which defines our approach to identifying and developing game-changing ideas and innovation for better patient care. With this approach, Allergan has built one of the broadest development pipelines in the pharmaceutical industry with 70+ mid-to-late stage pipeline programs currently in development.

Allergan’s success is powered by our more than 18,000 global colleagues’ commitment to being Bold for Life. Together, we build bridges, power ideas, act fast and drive results for our customers and patients around the world by always doing what is right.

With commercial operations in approximately 100 countries, Allergan is committed to working with physicians, healthcare providers and patients to deliver innovative and meaningful treatments that help people around the world live longer, healthier lives every day.

For more information, visit Allergan’s website at www.Allergan.com.

Forward-Looking Statement

Statements contained in this press release that refer to future events or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective on existing trends and information as of the date of this release. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business. These factors include, among others, the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s products; difficulties or delays in manufacturing; and other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2016 and Allergan’s Quarterly Report on Form 10-Q for the period ended March 31, 2017. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

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